EXHIBIT 1

Buenos Aires, March 6, 2013

TO:	BBVA Banco Francés S.A., as Arranger, Agent and Lender under the Agreement (as defined below)
Reconquista 199
Buenos Aires
Argentina

Dear Sirs,

Please find below our proposal to enter into a Prepayment and Waiver Agreement in connection with the Pesos 341,000,000 Senior Secured Syndicated Credit Facility dated as of October 25, 2011, by and between Tierra Argentea S.A. (formerly denominated “Inversiones Milano S.A.” as Borrower), BBVA Banco Francés S.A., as Arranger, Agent and Lender. If the terms described below are acceptable to you, please proceed as indicated in Section 5 below, which shall be considered an irrevocable acceptance by the Arranger, the Agent and the Lender of the terms and conditions set forth in this proposal.

*** *** ***

PREPAYMENT AND WAIVER AGREEMENT IN RELATION TO THE

SENIOR SECURED CREDIT FACILITY

This Prepayment and Waiver Agreement (the “Waiver Agreement”) is entered by and among:

(1)	TIERRA ARGENTEA S.A. (the “Borrower”) (formerly denominated “INVERSIONES MILANO S.A.”) a company incorporated as a corporation (sociedad anónima) with limited liability in the Republic of Argentina;

(2)	BBVA BANCO FRANCÉS S.A. acting as Arranger (the “Arranger”) and as agent for the Lenders (as defined below) (the “Agent”); and

(3)	BBVA BANCO FRANCÉS S.A. acting as the only Lender under the Agreement up to the date hereof (the Borrower, the Arranger, the Agent and the Lender, collectively the “Parties”, each a “Party”).

Whereas:

•
The Borrower, the Arranger, the Agent and the banks and financial institutions named as "Lenders" thereunder, have entered into a senior secured syndicated credit facility dated as of October 25, 2011, and amended on June 27, 2012 through the agreement named "Amendment N° 1", which provides for a loan to the Borrower in the principal total amount of Pesos 341,000,000 (hereinafter, the “Agreement”).

•	On February 26, 2013, the Borrower has received a capital contribution for an amount of Pesos 318,937,696 from its Controlling Shareholders.

•	The Borrower, subject to the terms and conditions hereunder, is willing to use such capital contribution to make a partial prepayment of the outstanding principal amount of the Borrowing.

•
The Lender, subject to the terms and conditions hereunder, and in consideration of such substantial prepayment, is willing to grant certain waivers and releases in connection with the Agreement, in accordance with Section 8.01 of the Agreement.

Now therefore the Parties hereto hereby agree as follows.

Section 1.      Interpretation

1.1 Capitalized terms used but not defined herein shall have the meaning specified in the Agreement unless the context otherwise requires.

1.2 The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Waiver Agreement shall refer to this Waiver Agreement.

Section 2.      Prepayment

As requested by the Borrower, the Lender waives the requirements for optional prepayments as set forth in Section 2.07 (a) of the Agreement, and then the Borrower, on March 6, 2013 (the “Prepayment Date”), shall make a payment in the amount of Pesos 257,300,000.00 (Pesos two hundred fifty seven million and three hundred thousand), as an optional partial prepayment of the outstanding principal amount of the Borrowing (the “Prepayment”) plus accrued interests from the latest Interest Payment Date up to the Prepayment Date. On the Prepayment Date, the Lender shall deliver to the Borrower the Note issued by the Borrower in the form of Pagaré bearing the date of the Borrowing, and in turn the Borrower shall issue a new note reflecting the principal amount which remains outstanding after the Prepayment and the applicable interest rate.

Section 3.      Waivers, Releases and Amendments

The Lender, subject to the terms and conditions set forth herein, grants, in addition to the waiver referred to above, the following waivers and releases and accepts the following amendments, which shall be effective immediately after the Borrower makes the Prepayment on the Prepayment Date:

(i)           Prepayment Penalty

Only in connection with the Prepayment, the Lender waives the penalty for optional prepayments made before August 31, 2014, as set forth in Section 2.07 (a) of the Agreement. Instead, the Borrower shall pay, together with the Prepayment on the Prepayment Date, an aggregate fixed amount of Pesos 14,000,000.00 (Pesos fourteen million) as a fee for the Prepayment, plus applicable Taxes.

(ii)           Partial release of the Additional Guaranty

The Lender shall procure that the first demand guaranty granted on June 27, 2012, by BBVA S.A., Milan Branch (“BBVA Milan”), for an amount equal to USD 22,821,439 (twenty two million, eight hundred twenty-one thousand, four hundred thirty-nine United States Dollars) (the “First Demand Guaranty”), which constituted an Additional Guaranty under the Agreement, is partially discharged and released and reduced to an amount equal to USD 10,911,680.35 (ten million, nine hundred eleven thousand, six hundred eighty United States Dollars and thirty five cents). For that purpose, on the Effective Date the Agent shall send an instruction letter to BBVA Milan, irrevocably instructing BBVA Milan for the automatic and immediate partial release of such First Demand Guaranty. The Agent shall promptly supply to the Borrower copy of such letter, which shall be considered as an amendment to the First Demand Guaranty, and of any reply to such letter by BBVA Milan.

(iii)           Release of the TECO Shares Pledge

The Lender discharges and releases 15,533,834 TECO Shares from the TECO Shares Pledge. For that purpose, on the Effective Date or the day immediately after the Agent shall instruct Caja de Valores S.A. to release the pledge, executing the applicable forms and performing any other acts which may be necessary to release such pledge. The Agent shall promptly supply to the Borrower copy of any such forms and evidence of the performance of any such acts.

(iv)           Release of the Nortel ADSs Pledge

The Lender discharges and releases 2,351,752 Nortel ADSs from the Nortel ADSs Pledge. For that purpose, on the Effective Date or the day immediately after the Agent shall instruct Caja de Valores S.A. to release the pledge, executing the applicable forms and performing any other acts which may be necessary to release such pledge. The Agent shall promptly supply to the Borrower copy of any such forms and evidence of the performance of any such acts.

(v)           Repayment

Section 2.04 of the Agreement shall be amended in its entirety as follows: “Repayment. The Borrower hereby unconditionally promises to pay on the Maturity Date to the Agent for the account of each Lender the aggregate principal amount of the Advances which remains outstanding, net of any prepayment already occurred, on such Maturity Date”.

(vi)           Optional Prepayment

Section 2.07 (a) of the Agreement shall be amended in its entirety as follows: “Optional Prepayment. The Borrower may, upon at least ten Business Days’ notice to the Agent, prepay at any time any outstanding principal amount of the Borrowing, together with accrued interest to the date of such prepayment on the principal amount prepaid and any applicable Additional Amounts; provided, however, that any partial prepayment shall be in an aggregate principal amount of at least Ps. 10,000,000, or if less, for the aggregate outstanding principal amount of the Advances. Upon receipt of any notice of prepayment, the Agent shall promptly notify each Lender thereof. Such optional prepayment will have no cost or penalty to the Borrower if made on or after August 31, 2014, and will have a penalty equivalent to (i) 1.75% of the principal amount prepaid multiplied by (ii) the days remaining to the Maturity Date and divided by (iii) 365; if made  after the Effective Date but before August 31, 2014.

(vii)           Mandatory Prepayment

The Lender forever waives the mandatory prepayment provisions set forth in Section 2.07 (b) of the Agreement, which shall be considered as never written and deleted from the Agreement, which is amended accordingly.

(viii)           Debt Service Coverage Ratio

The Lender forever waives the application of the Debt Service Coverage Ratio set forth in Section 5.03 (b) of the Agreement, and the corresponding reporting requirement under Section 5.01 (h) (iii) of the Agreement, which shall be considered as never written and deleted from the Agreement, which is amended accordingly.

 (ix)           Interest Payment

The Lender waives the date for the interest payment due on August 31, 2013, which shall be postponed to February 28, 2014.

(x)           TI Obligations

The Lender waives the commitments by the Controlling Shareholders regarding Telecom Argentina S.A.’s annual dividends (Section 2 (b) of the TI Obligations) and Sofora Telecomunicaciones S.A.’s Dividends (Section 2 (c) of the TI Obligations) until the end of year 2015. Beginning in year 2016, the foregoing waiver will be of no further force or effect and such commitments shall be considered reinstated and then Section 2 (b) and Section 2 (c) of the TI Obligations shall be fully applicable until the repayment of the Advances and any other amounts which may me owed by the Borrower under the Transaction Documents.

(xi)           Coverage Ratio

(A)
Definition of Coverage Ratio in Section 1.01 of the Agreement shall be amended in its entirety as follows: “Coverage Ratio means the ratio of (y) the amount covered by any (i) Additional Guaranty, plus (ii) the aggregate market value of any Nortel preferred class B ADSs pledged as quoted on the New York Stock Exchange at closing of the relevant calculation date, both (i) and (ii) converted into Pesos at the average reference exchange rate (tipo de cambio de referencia contemplated under

BCRA Communication A-3500) at closing of the relevant calculation date or any alternative exchange rate to be agreed between the Majority Lenders and the Borrower, plus (iii) the aggregate market value of any TECO class B ordinary shares pledged as quoted on the Buenos Aires Stock Exchange at closing of the relevant calculation date, plus (iv) the amount of any time deposit pledged in favor of the Lenders and accrued interest thereon, to (z) the outstanding principal amount due by the Borrower under the Borrowing. For calculation, the aggregate market value of TECO class B ordinary shares and/or Nortel preferred class B ADSs shall be multiplied by 1 divided by 1.60.”.

(B)
Section 5.03 (a) of the Agreement shall be amended in its entirety as follows: “Coverage Ratio and commitment to reconstitute the Coverage Ratio: The Borrower shall not permit that the Coverage Ratio be lower than 1.0 to 1.0. If at any time the Coverage Ratio falls below 1.0 to 1.0 and remains at such level for more than 20 consecutive Business Days, then the Coverage Ratio shall be reconstituted to the level of 1.0 at the Borrower’s choice either (i) by granting, by itself or by any Person on its behalf, as collateral a first priority pledge or an equivalent security interest of TECO class B ordinary shares and/or Nortel preferred class B ADSs; and/or (ii) the Controlling Shareholders making an irrevocable capital contribution to the Borrower in cash or granting the Borrower a subordinated loan, to constitute a time deposit to be pledged in favor of the Lenders; and/or (iii) the Borrower constituting with its available cash a time deposit to be pledged in favor of the Lenders; and/or (iv) the Lenders, or the Agent for the benefit of the Lenders, receiving an Additional Guaranty. If at any time the Coverage Ratio exceeds 2.5 to 1.0 and remains at such level for more than 20 consecutive Business Days, then the Lenders shall release from the Security first such number of TECO class B ordinary shares and/or Nortel class B preferred ADSs as chosen by the Borrower, and afterwards any time deposit and/or any Additional Guaranty, as chosen by the Borrower, until the Coverage Ratio becomes at least equal to 2.0 to 1.0, provided, however than any time deposit pledged in favor of the Lenders shall be (A) automatically renewed and pledged if its maturity occurs more than 30 days before any interest and/or principal payment date, or (B) released at Borrower’s request if its maturity occurs within 30 days before any interest and/or principal payment date, exclusively to be immediately applied to the payment of principal and/or interest amounts due by the Borrower under the Borrowing”.

Section 4.      Representations and Warranties

The Borrower hereby represents and warrants to the Lenders and the Agent that:

1.
The representations and warranties made in the Agreement are (or after giving effect hereto will be) true and correct as if made on the date hereof, with reference to the events and circumstances existing when the representations and warranties are made. Since the execution of the Agreement, to the Borrower’s knowledge there has been no development or event, which has had or could reasonably be expected to have a Material Adverse Change.

2.
Since the execution of the Agreement, no event has occurred and/or is continuing, or would result from the execution of this Waiver Agreement that constitutes, or could constitute, a Default or Event of Default.

3.
This Waiver Agreement constitutes legal, valid and binding obligations of the Borrower enforceable in accordance with their terms, and the execution, delivery and performance by the Borrower of this Waiver Agreement, will not violate the charter, by-laws or other corporate rules of the Borrower, any law or regulation, any judgment, order or decree of any court, arbitrator, or governmental authority, or any agreement of any nature whatsoever that is binding upon the Borrower or its assets.

Section 5.      Acceptance

If you agree with this proposal, please make the following debits on the Effective Date from our bank account N° 491/001793/6 held at BBVA Banco Francés S.A. Such debits shall be considered an irrevocable acceptance by the Arranger, the Agent and the Lender of the terms and conditions set forth in this proposal:

Prepayment: 257,300,000.00

Accrued interest: 1,207,052.71

Prepayment fee: 14,000,000.00

Taxes related to Prepayment: 1,543,800.00

Taxes related to Prepayment fee: 1,774,080.00

Taxes related to accrued interest: 152,957.72

Total to be debited: 275,977,890.43

Section 6.      Effectiveness

This Waiver Agreement shall become effective on the Prepayment Date only upon satisfaction of the following conditions precedent on or prior to such time unless otherwise waived in writing by the Lender (the “Effective Date”):

1.	Acceptance. The Lender, Agent and Arranger shall have accepted this proposal by implementing the actions as set forth above in Section 5.

2.	Representations and Warranties. The representations and warranties of the Borrower set forth herein shall be true and correct in all material respects as of the Effective Date.

3.	No Event of Default. No Default or Event of Default shall have occurred and be continuing as of the Effective Date.

4.	Repayment. The Borrower shall have made the Prepayment on the Prepayment Date.

5.	Promissory Note. The Borrower shall have issued and delivered to the Lender a new note reflecting the principal amount which remains outstanding after the Prepayment and the applicable interest rate.

Section 7.      Effect of Waiver Agreement

The Agreement, as amended by the Amendment N° 1, and this Waiver Agreement, shall henceforth be read and construed together as one agreement and the Agreement shall be modified accordingly. Save as expressly provided herein, the Agreement shall remain in full force and effect.

This Waiver Agreement shall not be deemed to expressly or implicitly waive, amend or supplement any provision of the Agreement other than as expressly set forth herein. The execution, delivery and effect of this Waiver Agreement shall be limited precisely as written and shall not be deemed to (a) be a consent to any waiver of any term or condition, or to any amendment or modification of any term or condition (except as specifically waived herein), of the Agreement or any other Transaction Document or (b) prejudice any right, power or remedy which any Agent or the Lenders now have or may have in the future under or in connection with the Agreement or any other Transaction Document (except as specifically waived herein).

Section 8.      No Novation

The waivers and amendments made by this Waiver Agreement shall not constitute a novation of any of the obligations contained in the Agreement.

Section 9.      Successors and Assigns

The Agreement, as amended, and this Waiver Agreement shall be binding upon and inure to the benefit of the Borrower, the Arranger, the Agent, the Lender, all future holders of the Advances and their respective successors and assigns, provided that such assignment is made according to Section 8.07 of the Agreement, except that the Borrower may not assign, transfer or delegate any of its rights or obligations under the Agreement and this Waiver Agreement without the prior written consent of the Lender.

Section 10.    Governing Law, Jurisdiction and Confidentiality

The provisions as to Governing Law, Jurisdiction and Confidentiality in Sections 8.08, 8.09 and 8.10, respectively, of the Agreement, shall also govern this Waiver Agreement and shall be deemed included herein.

The Borrower:

Name: Ciro Di Cecio
Title: President
By Tierra Argentea S.A.